SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 22, 2016

List of materials

Documents attached hereto:

i) Press release announcing Announcement of Company Split (Small-scale Company Split) from Sony Corporation into Sony Storage Media and Devices Corporation

February 22, 2016
Sony Corporation

Announcement of Company Split (Small-scale Company Split) from Sony Corporation into
Sony Storage Media and Devices Corporation

Sony Corporation (“Sony”) today announced that Sony Storage Media and Devices Corporation (“SSMD”) will succeed to certain rights and obligations related to Sony’s storage media business by an “absorption-type company split”, as set forth below.

Certain information is omitted from this announcement since this company-split is a “small-scale company split” with Sony’s wholly-owned subsidiary.

1.	Purpose of the company-split

As part of the mid-term strategy announced on February 18, 2015, in order to ensure implementation of 1) clearly attributable accountability and responsibility from the perspective of shareholders, 2) management policies with an emphasis on sustainable profit generation, and 3) the acceleration of decision-making processes and reinforcement of business competitiveness, Sony outlined its intention to sequentially split out the business units currently within Sony and operate them alongside existing Sony Group companies.
As a part of such strategy, as was announced on October 6, 2015 in a press release titled “Sony Semiconductor Solutions Corporation to be Established: Reinforcing Devices Segment”, in order to reinforce the Devices segment, today Sony has decided to transfer its R&D, business control, sales and other operations related to the storage media business, each of which is currently overseen by business groups and R&D groups within Sony, to SSMD.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	February 22, 2016
	Execution of the company split agreement	February 22, 2016
	Effective date of the company split	April 1, 2016 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and SSMD (as the successor company).

(3)	Details of consideration allotted upon the company split

SSMD will issue 8,860 common shares of SSMD to Sony upon the completion of the contemplated company split for the assets, liabilities, and other rights and obligations transferred to SSMD.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the absorbed company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SSMD, as the successor company, will succeed to certain rights and obligations related to the storage media business, such as assets and liabilities, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the ability of SSMD to perform its obligations that become due after the effective date of the contemplated company split.

3.	Summary of both parties (The numbers shown below are as of March 31, 2015)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Storage Media and Devices Corporation (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	4-1, Sakuragi 3-chome, Tagajo City, Miyagi, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Mitsunobu Saito President
Business	Manufacture and sale of electronic and electrical machines and equipment	Design, development, manufacture and sale of recording media products
Stated capital	¥ 707,038 million	¥ 100 million
Date of incorporation	May 7, 1946	July 12, 2012
Number of shares issued	1,169,773,260 shares	151,140 shares
Fiscal year-end	March 31	March 31

	1 Citibank as Depositary Bank for Depositary Receipt Holders	10.93%

	2 The Master Trust Bank of Japan, Ltd. (Trust Account)	4.56%

Major shareholders and shareholding ratio	3 Japan Trustee Services Bank, Ltd. (Trust Account)	4.34%	Sony Corporation 100%

	4 Goldman, Sachs & Co. Reg	2.98%

	5 State Street Bank and Trust Company	2.17%
Net assets	¥ 2,928,469 million (consolidated) (Note)	¥ 4,096 million (non-consolidated)
Total assets	¥ 15,834,331 million (consolidated)	¥ 18,126 million (non-consolidated)
Net assets per share	¥ 1,982.54 (consolidated)	¥ 27,101.52 (non-consolidated)
Net sales	¥ 8,215,880 million (consolidated)	¥ 31,691 million (non-consolidated)
Operating income (loss)	¥ 68,548 million (consolidated)	(¥ 620 million) (non-consolidated)
Ordinary income (loss)	¥ 39,729 million (consolidated) (Note)	(¥ 828 million) (non-consolidated)
Net income (loss)	(¥ 125,980 million) (consolidated) (Note)	(¥ 552 million) (non-consolidated)
Net income (loss) per share	(¥ 113.04) (consolidated) (Note)	(¥ 3,652.29) (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income (loss) attributable to Sony's stockholders” and “net income (loss) attributable to Sony's stockholders per share of common stock” are stated in place of “net assets”, “ordinary income”, “net income (loss)” and “net income (loss) per share” respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

The business conducted by the Storage Media Division of Sony.

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2015

	Net sales:	¥ 54,723 million
	Gross Profit on Sales	¥ 10,367 million
	Operating Income	¥ 2,537 million
	Ordinary Income	¥ 2,470 million

c.	Assets and liabilities to be succeeded upon the company split (as of December 31, 2015)

	Assets:	¥ 1,276 million
	Liabilities:	¥ 150 million

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split. Upon the completion of the contemplated company split, SSMD plans to change its President to Hidetoshi Shimizu. There will be no changes in the trade name, the location of the head office, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of SSMD upon the completion of the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial results is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2016, which was announced on January 29, 2016, and its consolidated financial results for the fiscal year ended March 31, 2015.
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2016	7,900	320	345	140
Consolidated financial results for the fiscal year ended March 31, 2015	8,216	69	40	(126)

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